Filed by: Morgan Stanley ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Morgan Stanley Institutional Fund Trust

SEC File No. 811-03980 and 2-89729

Summary Prospectus, Prospectus and Statement of Additional Information Supplement

January 29, 2024

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Supplement dated January 29, 2024 to

the Morgan Stanley Institutional Fund Trust

Summary Prospectus, Prospectus and Statement of Additional Information dated January 28, 2024

Core Plus Fixed Income Portfolio

(the “Acquired Fund”)

Morgan Stanley Institutional Fund Trust

As previously announced, at a meeting held on September 27-28, 2023, the Board of Trustees (the “Board”) of the Morgan Stanley Institutional Fund Trust unanimously approved the reorganization of the Acquired Fund into an exchange-traded fund (“ETF”), which will be managed by Morgan Stanley Investment Management Inc. (“MSIM”), which is also the investment adviser to the Acquired Fund. The Board, which is comprised solely of Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended) of the Acquired Fund, determined that participation in the Reorganization (defined below) is in the best interests of the Acquired Fund and the interests of existing shareholders of the Acquired Fund (“Acquired Fund Shareholders”) will not be diluted as a result of the Reorganization.

As previously announced, at an adjourned special meeting of shareholders of the Acquired Fund held on January 5, 2024, Acquired Fund Shareholders approved the reorganization of the Acquired Fund into Eaton Vance Total Return Bond ETF, a newly-created ETF (the “Acquiring Fund”), which is a series of Morgan Stanley ETF Trust (the “Reorganization”).

The Reorganization will be accomplished in accordance with an Agreement and Plan of Reorganization and is anticipated to occur (after the close of trading) on or about March 22, 2024 (the “Closing Date”). Acquired Fund Shareholders who own shares of the Acquired Fund (“Acquired Fund Shares”) through a brokerage account that can accept shares of an ETF will become shareholders of the Acquiring Fund (which will operate as an ETF) receiving shares of the Acquiring Fund (“Acquiring Fund Shares”) with an aggregate value equal to the aggregate net asset value (“NAV”) of their Acquired Fund Shares held immediately prior to the Reorganization, except with respect to cash received in lieu of fractional Acquiring Fund Shares, which cash payment may be taxable.

If you do not hold your Acquired Fund Shares through a brokerage account that can accept shares of the Acquiring Fund on the Closing Date, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated and you will receive cash equal in value to the aggregate net asset value of your Acquired Fund Shares on the Closing Date. The liquidation of your investment and return of cash may be taxable. If you hold Acquired Fund Shares through an individual retirement account (“IRA”) or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Acquired Fund to a different investment option prior to the Reorganization. If you hold Acquired Fund Shares through an IRA directly with the Acquired Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc. (“SS&C GIDS”), and do not take action to transfer the investment in the Acquired Fund to a different investment option, your Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate net asset value of your Acquired Fund Shares on the Closing Date unless you provide alternative direction prior to the final date to redeem Acquired Fund Shares or exchange Acquired Fund Shares for shares of another Morgan Stanley mutual fund.

Effective February 1, 2024 (the “Effective Date”), the Acquired Fund will be closed to new investors. It is currently anticipated that the final date for existing investors to purchase Acquired Fund Shares or exchange shares of another Morgan Stanley mutual fund for Acquired Fund Shares will be on or about March 8, 2024. It is also currently anticipated that the final date to redeem Acquired Fund Shares or exchange Acquired Fund Shares for shares of another Morgan Stanley mutual fund will be on or about March 20, 2024.

Beginning on the Effective Date, the following fees and charges will be waived: (i) the sales charge on purchases of Class A shares of the Acquired Fund; (ii) the contingent deferred sales charge (“CDSC”) on Class A and Class C shares of the Acquired Fund; (iii) the 12b-1 fees for Class A, Class L and Class C shares of the Acquired Fund; and (iv) any finder’s fee payments applicable to any class of shares. Also, effective on the Effective Date, any current Letter of Intent under which Class A shares of the Acquired Fund were purchased would be considered completed.

Accordingly, the Summary Prospectus, Prospectus and Statement of Additional Information are amended as follows:

Waiver of sales charge on purchases of Class A Shares and waiver of CDSC for Class A and C Shares

-    The following is added at the end of the second paragraph under the “Fees and Expenses” section of the Summary Prospectus and under the “Fund Summary – Core Plus Fixed Income Portfolio – Fees and Expenses” section of the Prospectus:

Effective February 1, 2024, sales charges on purchases of Class A Shares of the Fund and deferred sales charges on redemptions of Class A or Class C shares of the Fund will be waived.

-    The following is added to the beginning of the “Shareholder Information — Sales Charges Applicable to Purchases of Class A Shares” section of the Prospectus:

With respect to the Core Plus Fixed Income Portfolio only, effective February 1, 2024, sales charges on purchases of Class A shares of the Fund will be waived.

-    The following is added to the beginning of the “Shareholder Information — How to Redeem Fund Shares — CDSC Waivers on Class A and Class C Shares” section of the Prospectus:

With respect to the Core Plus Fixed Income Portfolio only, effective February 1, 2024, deferred sales charges on redemptions of Class A or Class C shares of the Fund will be waived.

Waiver of Finder’s Fee

-    The following is added after the fourth sentence of the “Shareholder Information — Share Class Arrangements” section of the Prospectus:

With respect to the Core Plus Fixed Income Portfolio only, effective February 1, 2024, finder’s fee payments on any class of shares of the Core Plus Fixed Income Portfolio will be waived.

Waiver of 12b-1 Fees for Class A, Class L and Class C Shares

-    The following is added at the end of the first paragraph of the “Shareholder Information – Distribution of Fund Shares” section of the Prospectus:

With respect to the Core Plus Fixed Income Portfolio, effective February 1, 2024, 12b-1 fees on Class A, Class L and Class C shares of the Fund will be waived.

-    The following is added to the end of the first paragraph under the “DISTRIBUTION AND SHAREHOLDER SERVICES PLANS – Class A, Class L, Class C and Institutional Class” section of the Statement of Additional Information:

With respect to the Core Plus Fixed Income Portfolio, effective February 1, 2024, 12b-1 fees on Class A, Class L and Class C shares of the Fund will be waived.

Forgiving Letter of Intent Obligations

-    The following is added at the end of the “Shareholder Information – Sales Charges Applicable to Purchases of Class A Shares – Letter of Intent” section of the Prospectus:

Effective February 1, 2024, any current Letter of Intent under which Class A Shares of the Core Plus Fixed Income Portfolio were purchased will be considered completed. As a result, after that date, commissions to dealers will not be adjusted or paid on the difference between the Letter of Intent amount and the amount actually invested before February 1, 2024. Because a Letter of Intent may include Class A purchases of other Morgan Stanley Multi-Class Funds, this completion will cancel the existing Letter of Intent for all future Class A purchases of those Morgan Stanley Funds. You will need to enter into a new Letter of Intent if you want to continue to make Class A purchases in other Morgan Stanley Multi-Class Funds at the reduced sales charges.

Closing of Acquired Fund to New Investors

-     The following is added at the end of the first paragraph under the “Purchase and Sale of Fund Shares” section of the Summary Prospectus and under the “Fund Summary – Core Plus Fixed Income Portfolio – Purchase and Sale of Fund Shares” section of the Prospectus:

Effective February 1, 2024, the Trust has suspended offering all share classes of the Core Plus Fixed Income Portfolio to new investors.

-    The following is added at the end of the first paragraph under the “Shareholder Information — Share Class Arrangements” section of the Prospectus:

Effective February 1, 2024, the Trust has suspended offering all share classes of the Core Plus Fixed Income Portfolio to new investors.

-          The following is added as the penultimate sentence of the first paragraph on the front cover of the Statement of Additional Information:

Effective February 1, 2024, the Trust has suspended offering all share classes of the Core Plus Fixed Income Portfolio to new investors.

IMPORTANT NOTICE ABOUT YOUR FUND ACCOUNT
QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your shareholder account prior to the Reorganization in order to receive Acquiring Fund Shares.

Q.  How will the Reorganization affect me as a shareholder?

A.  When the Reorganization is consummated, you will cease to be a shareholder of the Acquired Fund. In order to receive Acquiring Fund Shares as part of the Reorganization, you must hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If you hold your Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will automatically become a shareholder of the Acquiring Fund. As described in more detail above, upon completion of the Reorganization, you will (subject to certain exceptions) receive Acquiring Fund Shares and, in some cases, cash that, combined with the Acquiring Fund Shares, equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization. Acquiring Fund Shares will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which may be taxable. Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling Acquiring Fund Shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund. In addition, the market price of ETF shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security.

As discussed below, if the Reorganization is approved by Acquired Fund Shareholders and you desire to hold Acquiring Fund Shares, it is important for you to determine that you hold your Acquired Fund Shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization or, if you do not own Acquired Fund Shares through such an account, that you take necessary actions to be able to receive Acquiring Fund Shares.

Q.  What will happen if I do not have a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganization?

A.  If you do not have a brokerage account that can accept Acquiring Fund Shares at the time of the Reorganization, you will not receive Acquiring Fund Shares in connection with the Reorganization. Instead, depending on the type of account through which you hold your Acquired Fund Shares, you will either receive cash or R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization (except as discussed below with respect to non-accommodating retirement accounts). In some cases, the liquidation of your investment and return of cash, or the transfer of your investment, may be subject to fees and expenses. In addition, the liquidation or transfer of your investment may be subject to tax. More detail is provided below with respect to the types of accounts that cannot hold Acquiring Fund Shares and what will happen if you own your investment in the Acquired Fund through such accounts.

•  Non-Accommodating Brokerage Accounts: If you hold Acquired Fund Shares in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares. If such a change is not made before the Reorganization, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated, and you will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization.

•  Non-Accommodating Retirement Accounts: If you hold Acquired Fund Shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Acquired Fund to a different investment option prior to the Reorganization.

•  Fund Direct Accounts: If you hold Acquired Fund Shares in an account directly with the Acquired Fund at its transfer agent, SS&C GIDS (a “fund direct account”), you should transfer your Acquired Fund Shares to a brokerage account that can accept the Acquiring Fund Shares prior to the Reorganization. If such a change is not made before the Reorganization, you will not receive Acquiring Fund Shares as part of the Reorganization. Instead, your investment will be liquidated, and you will receive cash equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization.

•  Fund Direct IRA: If you hold Acquired Fund Shares through an IRA directly with the Acquired Fund at its transfer agent, SS&C GIDS, and do not take action to transfer the investment in the Acquired Fund to a different investment option prior to the Reorganization, your Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund Shares on the Closing Date of the Reorganization unless you provide alternative direction prior to the final date to exchange shares of the Acquired Fund (on or about March 20, 2024).

It may take time for you to receive your cash. Please consult with your financial intermediary or tax advisor for more information on the impact that the Reorganization would have on you and your investments.

If you do not currently hold your Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares, please see the information below for additional actions that you must take to receive Acquiring Fund Shares as part of the Reorganization. No other action on the part of Acquired Fund Shareholders is required for shareholders that hold Acquired Fund Shares through a brokerage account that can hold Acquiring Fund Shares.

If you are unsure about the ability of your account to accept Acquiring Fund Shares (i.e., ETF shares), please call 1-800-869-6397 or contact your financial advisor or other financial intermediary.

After the Reorganization, individual Acquiring Fund Shares may only be purchased and sold in the secondary market. Acquiring Fund Shares will be listed for trading on the NYSE Arca, Inc. Acquiring Fund Shares may also be traded on other national securities exchanges, electronic crossing networks, and other alternative trading systems. Should you decide to purchase or sell Acquiring Fund Shares after the Reorganization, you will need to place a trade through a broker who will execute your trade in the secondary market at prevailing market prices. Because Acquiring Fund Shares will trade at market prices rather than at NAV, Acquiring Fund Shares may trade at a price less than (discount) or greater than (premium) the Acquiring Fund’s NAV per share. As with all transactions for ETFs, your broker may charge a commission for purchase and sale transactions. In addition, the market price of ETF shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security.

Q.  How do I transfer my Acquired Fund Shares from a fund direct account to a brokerage account that will accept Acquiring Fund Shares?

A.  Transferring your shares from a fund direct account to a brokerage account that can accept Acquiring Fund Shares should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please talk to your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Acquired Fund into your brokerage account. Also, inform your broker that such an account will need to be set up to accept shares of an ETF, such as the Acquiring Fund. If you don't have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

It is suggested that you provide your broker with a copy of your quarterly account statement from the Acquired Fund. Your broker will require your account number with the Acquired Fund, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

Q.  How do I transfer my Acquired Fund Shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Fund Shares?

A.  The broker where you hold your Acquired Fund Shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to invest in ETF shares. Contact your broker to make the necessary changes to your account. The sooner you initiate making these changes, the better.

Q.  What if I do not want to own Acquiring Fund Shares?

A.  If you do not want to receive Acquiring Fund Shares in connection with the Reorganization, you can exchange your Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in the Reorganization or redeem your Acquired Fund Shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Redemption of your Acquired Fund Shares will be a taxable event if you hold your shares in a taxable account. The last date to redeem your Acquired Fund Shares or exchange them into another Morgan Stanley mutual fund prior to the Reorganization is the second business day immediately preceding the Closing Date (and the Closing Date is anticipated to be on or about March 22, 2024).

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In connection with the Reorganization discussed herein, a combined Proxy Statement and Prospectus was included in a registration statement on Form N-14 that was filed with the Securities and Exchange Commission (the “SEC”). The registration statement may be amended or withdrawn. Investors are urged to read carefully the materials and any other relevant documents because they contain important information about the Reorganization and Acquiring Fund. Free copies of the materials are available on the SEC’s web site at www.sec.gov. You may also request a free copy of the materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of Acquired Fund Shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of Acquiring Fund Shares.

Please retain this supplement for future reference.